Sharpe Resources Corporation

(continued under the New Brunswick Business Corporation Act)

(Expressed in United States Dollars) Consolidated Financial Statements

December 31, 2004 and 2003

March 1, 2005

Auditors' Report

To the Shareholders of Sharpe Resources Corporation

We have audited the consolidated balance sheet of Sharpe Resources Corporation, as at December 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for each of the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the standards issued by the Public Company Accounting Oversight Board "United States". Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

The consolidated statements of operations and deficit and cash flows for the year ended December 31, 2002 were audited by other auditors who expressed an opinion without reservation on the financial statements in their audit report dated March 31, 2003.

"McCarney Greenwood LLP"

Toronto, Canada McCarney Greenwood LLP Chartered Accountants

Comments by Auditors on United States of America-Canada Reporting Difference

United States of America reporting standards require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast doubt on the company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Although we conducted our audits in accordance with both United States of America and Canadian generally accepted auditing standards, our report to the shareholders dated March 1, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditor's report when these are adequately disclosed in the financial statements.

"McCarney Greenwood LLP"

Toronto, Canada McCarney Greenwood LLP Chartered Accountants

Sharpe Resources Corporation
(Expressed in United States Dollars)
Consolidated Balance Sheets	Page 2
	December 31
	2004	2003
Assets
Current assets
Cash	$34,557	$ 62,231
Trade and sundry receivables	19,620	18,332
Notes receivable	-	89,228
Due from related parties (Note 6)	21,547	33,070
Inventory	5,760	6,670
	81,484	209,531
Option to acquire Mineral property (Note 1)	78,125	-
	$159,609	$ 209,531
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$96,937	$ 61,979
Due to related parties (Note 6)	76,515	44,609
	173,450	106,588
Long term debt (Note 3)	664,533	664,533
Future site restoration and abandonment costs	13,500	13,500
	851,483	784,621
Capital Stock and Deficit
Share Capital (Note 4)	10,999,986	10,921,861
Contributed surplus (Note 4)	17,660	17,660
Deficit	(11,709,520)	(11,514,611)
	(691,874)	(575,090)
	$159,609	$ 209,531

Approved by the Board "Roland Larsen" Director "Kimberly L. Koerner" Director

Sharpe Resources Corporation

(Expressed in United States Dollars)

Consolidated Statements of Operations and Deficit Page 3

Years ended December 31 2004 2003 2002

Petroleum and natural gas revenue $ 108,998 $ 159,527 $ 55,631

Operating and administrative expenses

Operating 202,395 253,638 237,800 General and administrative 72,891 75,235 100,652 Depletion, depreciation and amortization -15,366 19,987 Interest on advance 2,040 2,040 (41,128) Interest on long term debt 26,581 26,623 (41,128) 303,907 372,902 317,311

(Loss) before the following (194,909) (213,375) (261,680)

Write off of related party loans --149,681 Gain on disposal of petroleum and natural gas properties -189,727 Gain on disposal of capital asset -10,000 -

(Loss) before income taxes (194,909) (13,648) (111,999)

Income taxes (Note 5) --

Net (loss) $ (194,909) $ (13,648) $ (111,999)

Deficit, beginning of year $ (11,514,611) $ (11,500,963) $ (11,388,964) Net (loss) (194,909) (13,648) (111,999) Deficit, end of year $ (11,709,520) $ (11,514,611) $ (11,500,963)

(Loss) per common share (Note 4(f))

Basic $ (0.01) $ 0.00 $ 0.00 Diluted $ (0.01) $ 0.00 $ 0.00

Sharpe Resources Corporation
(Expressed in United States Dollars)
Consolidated Statements of Cash Flows			Page 4
	Years ended December 31
	2004	2003	2002
Increase (decrease) in cash
Cash flows from operating activities
Net (loss)	$(194,909) $	(13,648) $	(111,999)
Operating items not involving cash
Depreciation, depletion and amortization	-	15,366	19,987
Common stock/Stock options awarded	-	17,660	-
Gain on disposal of petroleum
and natural gas properties	-	(189,727)	-
Gain on disposal of capital asset	-	(10,000)	-
Gain on settlement of debt	-	-	(149,681)
Changes in non-cash operating
working capital (Note 7)	167,235	(30,665)	134,769
Cash flows (used in) operating activities	(27,674)	(211,014)	(106,924)
Cash flows from financing activities
Repayments on long term debt	-	-	(117,654)
Cash flows (used in) financing activities	-	-	(117,654)
Cash flows from investing activities
Additions to petroleum and natural gas properties	-	-	(31,404)
Proceeds on disposal of petroleum and natural gas properties	-	189,727	-
Proceeds on disposal of capital assets	-	10,000	-
Cash flows from (used in) investing activities	-	199,727	(31,404)
(Decrease) in cash during the year	(27,674)	(11,287)	(255,982)
Cash, beginning of year	62,231	73,518	329,500
Cash, end of year	$34,557	$ 62,231	$73,518

Sharpe Resources Corporation

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements Years ended December 31, 2004, 2003 and 2002 Page 5

1. Nature of operations

Sharpe Resources Corporation (the "Company") is a publicly held company, engaged primarily in the exploration for production of petroleum and natural gas properties through its wholly-owned subsidiary, Sharpe Energy Company ("Sharpe Energy"), in a single cost centre being the United States. The Company is continued under the New Brunswick Business Corporation Act and its common shares are listed on the TSX Venture Exchange and traded on the OTC Bulletin Board.

In 2001, the company sold substantially all of its petroleum and natural gas properties. The Company still retains interests in two oil producing properties located in the state of Texas. The Company is continuing to evaluate opportunities within and outside of the natural resources business.

In August 1999, Sharpe Energy was forced to voluntarily seek Chapter 11 reorganization under the United

States Bankruptcy Code and on March 27, 2000, Sharpe Energy's second plan of reorganization ("the

Chapter 11 Plan") was confirmed under which the Company recorded a gain on settlement of debt of

$1,313,900 in 2000. At December 31, 2004 and 2003 the Company still has outstanding debt under the

Chapter 11 Plan, the details of which are described in Note 3. The Company also recorded gains on settlement of $149,681 in 2002.

As of September 15, 2004, the Corporation changed its focus away from the oil and gas business into precious metals exploration and development in the western U.S. Sharpe has purchased an option (the “Option”) from Royal Standard Minerals Inc. (RSM) to acquire a 60% interest in RSM’s gold project located in Lyon County, Nevada (the “Project”), in consideration for which Sharpe has issued 2,000,000 common shares to RSM at a deemed value of $100,000 (Cdn) ($78,125 US). To exercise the option, Sharpe must maintain the unpatented and patented mining claims on the Project, must pay all required option, annual advanced minimum royalty payments, and deliver a completed positive feasibility study in compliance with National Instrument 43-101 in respect of the Project. Upon exercise of the Option, Sharpe will hold a 60% working interest in the Project.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. These financial statements do not include adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

2. Summary of significant accounting policies

The preparation of these financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities and at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The more significant accounting policies are as follows:

A summary of the differences between accounting principles generally accepted in Canada ("Canadian

GAAP") and those generally accepted in the United States ("US GAAP") which affect the Company is contained in Note 10.

(a) Consolidation

These consolidated financial statements include the accounts of the Company, and its wholly-owned subsidiary Sharpe Energy Company. All significant intercompany balances and transactions have been eliminated on consolidation.

Sharpe Resources Corporation

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements Years ended December 31, 2004, 2003 and 2002 Page 6

(b) Joint operations

The Company conducts substantially all of its petroleum and natural gas exploration and production activities jointly with others. The consolidated financial statements reflect only the Company's interest in such activities. .

(c) Revenue recognition

Revenue from the sale of petroleum and natural gas is recognized upon the passage of title, net of royalties and net profits interests.

(d) Inventory

Inventory is carried at the lower of average cost and net realizable value.

(e) Petroleum and natural gas properties Capitalized costs

The Company follows the full-cost method of accounting for its petroleum and natural gas operations. Under this method all costs related to the exploration of and development of petroleum and natural gas resources are capitalized. Costs include lease acquisitions, geological and geophysical expenses, delay rentals and costs of drilling both productive and non-productive wells. Proceeds from the disposal of properties are applied against capitalized costs, without any gain or loss being realized, unless such sale would significantly alter the rate of depletion and depreciation.

Depletion and depreciation

Depletion of exploration and development costs and depreciation of production equipment is provided using the unit-of-production method based upon estimated proved petroleum and natural gas reserves. The costs of significant undeveloped properties are excluded from costs subject to depletion. For depletion and depreciation purposes, relative volumes of petroleum and natural gas production and reserves are converted at the energy equivalent conversion rate of six thousand cubic feet of natural gas to one barrel of crude petroleum.

Ceiling Test

The Company uses the full cost method of accounting for oil and gas activities. The method requires a detailed impairment calculation when events or circumstances indicate a potential impairment of the carrying amount of oil and gas assets may have occurred, but at least annually. An impairment loss is recognized when the carrying amount of a cost centre is not recoverable and exceeds its fair value. The carrying amount is assessed to be recoverable when the sum of the undiscounted cash flows expected from proved reserves plus the cost of the unproved interest, net of impairments, exceeds the carrying amount of the cost centre. When the carrying amount is assessd not to be recoverable, an impairment loss is recognized to the extent that the carrying amount of the cost centre exceeds the sum of the discounted cash flows from proved and probable reserves plus the cost of unproved interest, net of impairments, of the cost centre. The cash flows are estimated using expected future product prices and cost and are discounted using a risk-free interest rate.

Future site restoration and abandonment costs

The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depleted and depreciated using a unit of production method over estimated gross proved reserves. Subsequent to the initial measurement of the asset retirement obligations, the obligations are adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.

Sharpe Resources Corporation

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements Years ended December 31, 2004, 2003 and 2002 Page 7

(f) Mining interest

The Company is in the exploration stage and does not derive any income from its mining operations. It is the Company's policy to defer expenditures related to the exploration and development of its mining properties (including direct admininistrative expenditure, if any) until such time as they are brought into commercial production. The cost of acquiring the mining property and all related deferred exploration and development expenditures will be amortized on a unit of production basis.

The recorded book value of mining properties is not intended to reflect their present of future value. Should a mining property become impaired as evidenced by unfavourable exploration results, or a decision to discontinue further work, the acquisition cost and related deferred exploration and development expenditures will be expensed.

(g) Stock-based compensation

The CICA Handbook Section 3870, Stock-based compensation and other stock-based payments requires that compensation of option awards to employees be recognized in the financial statements at fair value for options granted in fiscal years beginning on or after January 1, 2004. The Company as permitted by CICA Handbook Section 3870 has adopted this section prospectively for new options awards granted on or after January 1, 2003. The fair value compensation expense recorded for the year ended December 31, 2003 was $17,660 (See Note 4(e)). The pro-forma expense, using the intrinsic value based method, for awards granted for the year ended December 31, 2002 was $110,000. During the year no options were granted and none vested in the current year.

(h) Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, income taxes are recognized for the future income tax consequences attributed to the difference between the financial statement carrying values and their respective income tax bases. Future income tax assets and liabilities are measured using substantially enacted income tax rates expected to apply when the asset is realized or the liability is settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period that includes the enactment date. Future income tax assets are evaluated and if realization is not considered "more likely than not", a valuation allowance is provided.

(i) Foreign currency translation

The Company uses the United States Dollar as its reporting currency, as the majority of its transactions are denominated in this currency and the operations of its subsidiary are considered to be of an integrated nature.

Monetary assets and liabilities of the parent Company denominated in Canadian funds are translated into United States funds at year end rates of exchange. Other assets and liabilities and capital stock of the parent Company are translated at historical rates. Revenues and expenses of the parent Company are translated at the average exchange rate for the period. Gains and losses on foreign exchange are recorded in operations.
3. Long term debt
	2004		2003
Unsecured vendor	loan claims	$ 664,533	$ 664,533

Pursuant to the Chapter 11 Plan, agreed unsecured vendor loan claims were paid a 10% cash payment. The remaining 90% of the claims were settled by the issue of preferred stock certificates of Sharpe Energy, bearing a quarterly dividend of 4% per annum. The certificates are fully redeemable in 2006. At the

Sharpe Resources Corporation

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements Years ended December 31, 2004, 2003 and 2002 Page 8 discretion of the Company, the certificates can be redeemed, all or in part at a discount, based upon the time of redemption. The amount outstanding has been classified as debt and the dividend payments are reflected as interest expense to reflect this classification.

4. Share Capital

(a) Authorized

Unlimited (2003-unlimited) common shares without par value.

(b) Issued

35,184,803 Common Shares $ 10,999,986

Common shares issued: Shares Amount #$

Balance, December 31, 2003 and 2002 33,184,803 10,921,861 Shares issued for mineral property (Note 1) 2,000,000 78,125 Balance, December 31, 2004 35,184,803 10,999,986

(c) Warrants

The Company did not issue any warrants during the year. The following table sets out the warrant activity during the year.

Number of warrants $

Balance, December 31, 2002 and 2003 500,000 Expired warrants (i) (500,000) Balance, December 31, 2004 --

(i) At December 31, 2002 warrants to acquire 500,000 common shares of the Company at a price of Canadian $1.00 per share until May 12, 2004 were outstanding. These warrants expired on May 12, 2004.

There were no warrants outstanding at December 31, 2004.

Sharpe Resources Corporation

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements Years ended December 31, 2004, 2003 and 2002 Page 9

(d) Stock options

The Company grants stock options for the purchase of common shares to its directors and officers. These options are valid for a maximum of 5 years from the date of issue. Vesting terms and conditions are determined by the Board of Directors at the time of the grant. The exercise price of each option equals the market price prevailing at the date of the grant. The changes in stock options for each of the years ended December 31, 2004, 2003 and 2002 are as follows:

2004					2003		2002
			Weighted		Weighted		Weighted
			amount		amount		amount
exercise pric				e	exercise price		exercise price
			per share		per share		per share
Number			(Cdn $)		Number	(Cdn $)	Number	(Cdn $)
Balance,outstanding,
beginning of year		3,250,000		$0.10	2,039,000	$0.11	1,690,000	$0.15
Activity	in the year
Granted		-		$-	1,431,000	$0.10	1,715,000	$0.15
Expired or cancelled
during the year		-		$-	(220,000)	$0.12	(1,366,000)	$0.15
Balance, outstanding,
end of year		3,250,000		$0.10	3,250,000	$0.10	2,039,000	$0.11

A summary of stock options outstanding is as follows:

Exercise price Number of shares remaining subject, per share to options at December 31

(Cdn $) Expiry date 2004 2003

$0.10 May 8, 2008

$0.10 May 13, 2007

$0.10 May 8, 2007

$0.15 May 4, 2005 1,431,000 1,431,000

1,000,000 1,000,000

600,000 600,000

219,000 219,000

3,250,000 3,250,000

(e) Contributed surplus adjustment and stock option compensation

At December 31, 2003 all options had vested and were fully expensed. The value for the stock options granted were estimated using the Black-Scholes pricing model based on the following assumptions: dividend yield 0%, volatility 93%, risk-free interest rate of 4.5% and an expected life of 5 years. As a result, the fair value was determined to be $17,660. There was no change in contributed surplus in 2004.

Sharpe Resources Corporation

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements Years ended December 31, 2004, 2003 and 2002 Page 10

(f) Basic and diluted loss per share

The following table sets forth the computation of basic and diluted (loss) per share:

2004 2003 2002

Numerator: (Loss) for the year $ (194,909) $ (13,648) $ (111,999) Numerator for basic and diluted earnings $ (194,909) $ (13,648) $ (111,999)

Denominator: Weighted average number of common shares 33,782,063 33,184,803 33,184,803

Denominator for basic and diluted (loss) per share 33,782,063 33,184,803 33,184,803

Effect of dilutive securities:

Stock Options (i) Warrants (ii) Denominator for diluted (loss) per share

-----33,782,063 33,184,803 33,184,803

Basic (loss) per share $ (0.01) $ 0.00 $ 0.00 Diluted (loss) per share $ (0.01) $ 0.00 $ 0.00

(i)
Due to the loss in 2004, 2003 and 2002, no diluted loss per share is provided as the inclusion of outstanding share purchase options and warrants would be anti-dilutive.

(ii)
The Company's preferred stock (Note 3), bearing quarterly dividend of 4% per annum has been excluded from the numerator, since the amount has been classified as debt and the dividend payments are reflected as interest. The dividends on the preferred shares are not presented as equity instruments.

5. Income taxes

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for tax purposes. There are no future tax liabilities.

The following table reflects future income tax assets at December 31, 2004 and 2003.

2004 2003

Unclaimed non-capital losses $ 947,572 $ 1,034,486 Income tax value of capital assets over carrying value 54,321 51,000 Future site restoration costs not yet deductible -5,000 Unclaimed share issue costs 29,000 29,000 Excess petroleum tax basis over accounting value 68,725 65,523

1,099,618 1,185,009 Valuation allowance (1,099,618) (1,185,009) Future income tax assets recognized $ -$

The Company provided a valuation allowance equal to the future tax assets as it is not presently more likely than not that they will be realized. The Company's income tax expense for each of the years ended is as follows:

Sharpe Resources Corporation
(Expressed	in United States Dollars)
Notes to Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002				Page 11
		2004	2003	2002
Current	income tax expense	$-	$-	$-
Future	income tax expense (recovery)	-	-	-
Total	income tax expense (recovery)	$-	$-	$-
The Company's actual	income tax expense for each of the	years ended	is made up as follows:
		2004	2003	2002
(Loss) before	income taxes reflected
in consolidated statements of operations		$(194,909)	$(13,648)	$(111,999)
Expected income tax expense (recovery)		(70,401)	(4,998)	(41,000)
Deductible share issue costs		(10,000)	(10,000)	(10,000)
Loss reduction relating to gain on
settlement of debt		-	-	(55,000)
Statutory rate difference -Canada/U.S.(i)		(2,304)	(171)	(4,000)
Valuation allowance		82,705	15,169	110,000
Income tax expense (recovery)		$-	$-	$-

(i) The statutory rate difference between Canada and U.S. is 1.12%. This was computed using the combined tax rate of 36.12% (Federal tax rate of 22.12% and Ontario tax rate of 14%). The U.S. combined tax rate is 35% (U.S. top Federal tax rate of 35% and Texas State tax rate of 0%).

Non capital losses and resource pools

The Company has resource pools of $272,000 (Canadian Exploration Expenditures of $209,744 and Canadian Development Expenditures of $62,543). It also has unclaimed share issue costs of $10,000. The Company has non-capital loss carryforwards of approximately $2,623,400 which can be used to reduce taxable income of future years. No benefit from these amounts has been recorded in these financial statements. The non-capital losses will expire as follows;

2005 $ 477,400 2006 322,600 2007 623,900 2008 849,100 2009 170,700 2010 143,300 2011 36,400

$ 2,623,400

6. Related party transactions not disclosed elsewhere

Transactions with related parties not disclosed elsewhere in these financial statements comprise:

2004 2003

Due from related party (a) $ 21,547 $ 33,070

Due to related party (a) $ 76,515 $ 44,609

(a) These amounts were both advanced to and are advanced from Royal Standard Minerals Inc. Also included is a payment of $25,500 made from a director to the company.

Sharpe Resources Corporation

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements Years ended December 31, 2004, 2003 and 2002 Page 12

Royal Standard Minerals Inc. and the company are related by virtue of a common officer and director. The above transactions are measured at the exchange amount.

7.	Supplemental cash flow information
			2004	2003	2002
Changes in non-cash working capital
Trade and sundry receivables			(1,288)	(16,664)	$ 227,889
Notes receivable			89,228	(69,528)	(19,700)
Inventory			910	11,867	(11,566)
Accounts payable and accrued		liabilities	34,958	504	2,281
Advances to/from related parties			43,427	43,156	(64,135)
			$ 167,235	$(30,665)	$ 134,769
Operating activities			$ 167,235	$(30,665)	$ 134,769
Financing activities			-	-	-
Investing activities			-	-	-
			$ 167,235	$(30,665)	$ 134,769
Interest paid			$ 24,474	$28,663	$ 25,989
	Income taxes paid		$-	$-	$-
8.	Financial instruments
Fair Value

At December 31, 2004 the Company's financial instruments consisted of cash and cash equivalents, trade and sundry receivables, notes receivables, due from related parties, accounts payable and accrued liabilities, and due to related parties. The Company estimates that these short term financial instruments approximates their carrying values due to their short term maturity. The characteristics of long term financial instruments are detailed in Note 3.

Credit risk management

Receivables include accounts receivable for petroleum and natural gas sales, which were made to a large credit worthy customer in the United States. The Company has a long history with this customer and has had no problems in the past. Accordingly, the Company views credit risk on these amounts as low.

The Company is exposed to losses, in the event of non-performance by counter-parties to these financial instruments. The Company deals with major institutions and believes these risks are minimal.

9. Segment information

The Company has one reportable business segment. Substantially all of the Company's assets are located in the United States except for small balances held in Canadian banks. The Company's operations in Canada consist of general and administrative expenses necessary to maintain the Company's public company status.

Sharpe Resources Corporation

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements Years ended December 31, 2004, 2003 and 2002 Page 13

10. Differences between Canadian GAAP and U.S. GAAP

The Company's consolidated financial statements have been prepared in accordance with Canadian GAAP. These principles, as they pertain to the Company's consolidated financial statements differ from US GAAP as follows:

Under US GAAP, for purposes of the ceiling test, future net cash flows from proved reserves, discounted at 10 percent over the remaining productive life, plus the lower of cost or estimated fair market value of unproven properties, net of future taxes, must exceed the net book value of such properties, net of future taxes and estimated site restoration, or a write down which is considered to be additional depletion, is required. Under Canadian GAAP, the ceiling test calculation is computed on an undiscounted basis and certain other future costs which are not considered under US GAAP, must be taken into consideration. The application of the US GAAP ceiling test in lieu of the Canadian GAAP ceiling test would not have changed the depletion recorded by the company in 2004, 2003 or 2002.

Under Canadian GAAP, the Company accounted for its stock-based compensation plan as described in Note 2 under which CICA Handbook Section 3870 was adopted for new awards effective January 1, 2003. The effect of this accounting change was that $17,660 was recorded as additional compensation expense for 2003. Prior to this change, no compensation expense was required to be recorded for stock option grants under Canadian GAAP for 2002 or 2001. For US GAAP purposes, the Company has adopted the provisions of Financial Accounting Standard Board (FASB) Statement 148 (see below) effective January 1, 2003, which allows the Company to record compensation expense for stock options granted in 2003 based on the estimated fair value of such options, using the prospective method. As of January 1, 2003, the Company's accounting for stock option grants under US GAAP is substantially equivalent to the accounting under Canadian GAAP. As such, the expense recorded for US GAAP purposes in 2003 would not be different than the expense recorded for Canadian GAAP purposes in 2003.

Prior to January 1, 2003, the Company accounted for its stock-based compensation plan for US GAAP purposes under APB Opinion Number 25 and related interpretations, under which no compensation expense was required to be recognized in 2002 or 2001. For US GAAP purposes, pro forma net loss relating to stock option grants would have been increased by approximately $110,000 in 2002.

Under US GAAP the income tax calculation would be at enacted and not substantially enacted rates. There is no reportable difference from Canadian GAAP as no future income tax assets have been recognized.

Recent accounting pronouncements -

In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" (FASB 148), which provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, the Statement amends the previous disclosure requirements of FASB 123 to require prominent disclosures about the method of accounting for stock-based employee compensation and the effect of the method used on reported financial results. The Company has adopted this statement in 2003.

Sharpe Resources Corporation

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements Years ended December 31, 2004, 2003 and 2002 Page 14

FASB 148 requires the following disclosures for US GAAP purposes: Years ended December 31

2004					2003	2002
AS REPORTED
Net (loss)			$(194	,909)	$(13,649)	$(111,999)
(Loss) per common share,
as reported
Basic				$(0.01)	$ 0.00	$ 0.00
Diluted				$(0.01)	$ 0.00	$ 0.00
Stock option compensation
cost	included	in
net (loss)				$-	$ 17,660	$-

PRO FORMA (as if the fair value method of accounting for stock option grants had been applied for all periods):

Net (loss) $ (194,909) $ (13,648) $ (221,999)

(Loss) per common share, as reported Basic $ (0.01) $ 0.00 $ (0.01) Diluted $ (0.01) $ 0.00 $ (0.01)

Additional stock option

compensation included

in net (loss) on a

pro forma basis $ -$ -$ 110,000

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which provides guidance on the identification of variable interest entities, entities for which control is achieved through means other than through voting rights, and how to determine whether a variable interest holder should consolidate its variable interest entities. In December 2003, the FASB issued modifications to FIN 46, resulting in multiple effective dates based on the nature and creation date of the VIE. The Company has determined that it does not have any VIE's which will require consolidation for US GAAP purposes.

Sharpe Resources Corporation

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements Years ended December 31, 2004, 2003 and 2002 Page 15

On December 15, 2004, the FASB issued Statement No. 123 (Revised 2004), "Share-Based Payment" (FASB 123R). FASB 123R requires companies to calculate and record in the income statement the cost of equity instruments, such as stock options, awarded to employees for services rendered; pro-forma disclosure is no longer permitted. FASB 123R is required to be adopted in the first quarter of 2006. The Company's accounting for its stock option awards is already in substantial compliance with the provision of FASB 123R; the adoption of this standard is not expected to have a significant impact on the Company's financial statements.

In December 2004, the FASB issued Statement NO. 153, "Exchanges of Nonmonetary Assets an Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions" (FASB 153). FASB 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, "Accounting for Nonmonetary Transactions," and replaces it with an exception for exchanges that do not have commercial substance. FASB 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. FASB 153 is effective for fiscal periods beginning after June 15, 2005. The adoption of this standard is not expected to have a material impact on the Company's financial statements.